================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 PXRE GROUP LTD.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G73018106
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                                 (CUSIP Number)


                        Reservoir Capital Partners, L.P.
                       Reservoir Capital Master Fund, L.P.
                     Reservoir Capital Master Fund II, L.P.
                   Reservoir Capital Investment Partners, L.P.
             RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
                         Reservoir Capital Group, L.L.C.
                           Reservoir Master Fund, L.P.
                            Reservoir PCA Fund, L.P.
                                   RMF GP, LLC
                       c/o Reservoir Capital Group, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022
                           Attention: General Counsel
                                 (212) 610-9000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

================================================================================

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        3,238,153 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              3,238,153 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,238,153
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1) Includes 1,189,683 Common Shares, par value $1.00 per share ("Common Shares") issuable upon conversion of 1,359.749 Series B Convertible Voting Preferred Shares, par value $1.00 per share (the "Series B Preferred Shares"), and 2,048,470 Common Shares issuable upon conversion of an equal number of Class B Convertible Voting Common Shares, par value $1.00 per share ("Convertible Common Shares"), held by Reservoir Capital Partners, L.P. ("Reservoir Partners"). Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $11.43 per share.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Master Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        478,321 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              478,321 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        478,321
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1) Includes 207,688 Common Shares issuable upon conversion of 228.743 Series B Preferred Shares and 200,134 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Master Fund, L.P. ("Reservoir Capital Master Fund"). Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $11.43 per share.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Master Fund II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        175,818 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              175,818 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        175,818
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1) Includes 175,818 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Master Fund II, L.P. ("Reservoir Capital Master Fund II"). See Item 5.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Investment Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        896,545 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              896,545 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        896,545
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1) Includes 896,545 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Investment Partners, L.P. ("Reservoir Investment"). See Item 5.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        4,951,688 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              4,951,688 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,951,688
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

----------
(1) Includes 1,189,683 and 200,133 Common Shares issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 2,048,470, 278,187, 175,818 and 896,545 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; 7,500 Common Shares (5,000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Capital Group, L.L.C. ("Reservoir Group"); and 150,350 Common Shares held by Reservoir Master Fund. Assumes conversion of all Series B Preferred Shares beneficially owned by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Group and RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.) ("RCGM") to Common Shares at a conversion price of $11.43 per share.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Group, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        4,951,688 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              4,951,688 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,951,688
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

----------
(1) Includes 1,189,683 and 200,133 Common Shares issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 2,048,470, 278,187, 175,818 and 896,545 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; 7,500 Common Shares (5000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Group; and 150,350 Common Shares held by Reservoir Master Fund. Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $11.43 per share.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Master Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1) Includes 150,350 Common Shares held by Reservoir Master Fund, L.P. ("Reservoir Master Fund").

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir PCA Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

----------
(1)  Includes 150,350 Common Shares held by Reservoir Master Fund.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        RMF GP, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

----------
(1)  Includes 150,350 Common Shares held by Reservoir Master Fund.

           This Amendment No. 5 (the "Amendment No. 5") amends the Statement on
Schedule 13D, dated December 20, 2001, filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z Private Fund II and Capital Z L.P., the "Initial Capital Z Reporting Persons"), Reservoir Capital Master Fund, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("Reservoir Partners"), Reservoir Capital Group, L.L.C., a Delaware limited partnership ("Reservoir Group"), Reservoir Capital Management, L.L.C., a Delaware limited liability company (n/k/a RCGM, LLC) ("RCGM"), and Reservoir Capital Associates, L.P., a Delaware limited partnership ("Reservoir Associates", and together with Reservoir Capital Master Fund, Reservoir Partners, Reservoir Group and RCGM, the "Initial Reservoir Reporting Persons"), and Richard E. Rainwater, an individual ("Rainwater"), as amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, filed by the Initial Capital Z Reporting Persons, the Initial Reservoir Reporting Persons and RER Reinsurance Holdings, L.P., a Texas limited partnership ("RER"), and Amendment No. 2 on
Schedule 13D, filed on December 13, 2004 ("Amendment No. 2"), and Amendment No. 3 on Schedule 13D, filed on April 8, 2005, each filed by the Initial Reservoir Reporting Persons (other than Reservoir Associates), RER and Rainwater, and Amendment No. 4 on Schedule 13D, filed on October 11, 2005, filed by the Initial Reservoir Reporting Persons (other than Reservoir Associates), Reservoir Capital Master Fund II, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund II"), Reservoir Capital Investment Partners, L.P., a Delaware limited partnership ("Reservoir Investment"), Reservoir Master Fund, L.P., a Delaware limited partnership ("Reservoir Master Fund"), Reservoir PCA Fund, L.P., a Delaware limited partnership ("Reservoir PCA") and RMF GP, LLC, a Delaware limited liability company ("RMF GP", and together with the Initial Reservoir Reporting Persons (other than Reservoir Associates), Reservoir Capital Master Fund II, Reservoir Investment, Reservoir Master Fund and Reservoir PCA, the "Reporting Persons") (the Schedule 13D as so amended, the "Initial Statement on Schedule 13D"). This Amendment No. 5 is being filed by the Reporting Persons. Reservoir Associates was liquidated prior to the date of the event which required the filing of Amendment No. 2 and its assets were contributed to Reservoir Partners. Capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Initial Statement on
Schedule 13D.

           This Amendment No. 5 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by reflecting the exchange of the Series D Preferred Shares (as herein defined) for Class B Convertible Common Shares (as herein defined) by certain of the Reporting Persons.


Item 2.    IDENTITY AND BACKGROUND.

           Item 2 is hereby amended and supplemented by the addition of the following:

           Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

           The principal business address of each Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby amended and supplemented by the addition of the following:

           On October 7, 2005, Reservoir Partners, Reservoir Master Fund, Reservoir Master Fund II and Reservoir Investment purchased an aggregate of 20,000 shares of Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share, of the Company (the "Series D Preferred Shares") for an aggregate purchase price of $20,000,000 (equal to $1,000 per share of Series D Preferred Shares purchased) pursuant to that certain Share Purchase Agreement, dated as of September 29, 2005 (the "Share Purchase Agreement"), by and among the Company and the purchasers named therein.

           On November 18, 2005, the shareholders of the Company approved the exchange of the Series D Preferred Shares for Common Shares, Class B Convertible Voting Common Shares, par value $1.00 per share, of the Company ("Class B Convertible Common Shares"), or Class C Convertible Voting Common Shares, par value $1.00 per share, of the Company ("Class C Convertible Common Shares"), as applicable. The Series D Preferred Shares were mandatorily exchanged immediately upon such shareholder approval at an exchange ratio equal to a fraction of which the numerator is 1,000 and the denominator is 11. However, if a holder of Series D Preferred Shares or an affiliate thereof is also a holder of Series B Preferred Shares, Class B Convertible Common Shares, Series C Preferred Shares or Class C Convertible Common Shares, such holder's shares of Series D Preferred Shares were mandatorily exchanged into Class B Convertible Common Shares or Class C Convertible Common Shares, as the case may be. Certain of the Reporting Persons hold Series B Preferred Shares and Class B Convertible Common Shares. Accordingly, the Series D Preferred Shares held by certain of the Reporting Persons were exchanged for shares of Class B Convertible Common Shares in the following amounts:

                                        Number of Series D         Aggregate              Number of Class B
Reporting Person                         Preferred Shares        Purchase Price       Convertible Common Shares
                                            Purchased                 Paid                     Received
------------------------------------------------------------------------------------------------------------------
Reservoir Partners                            7,648               $ 7,648,000                  695,273
Reservoir Capital Master Fund                  556                 $ 556,000                    50,545
Reservoir Capital Master Fund II              1,934               $ 1,934,000                  175,818
Reservoir Investment                          9,862               $ 9,862,000                  896,545

           None of the Reporting Persons borrowed any funds in connection with the purchase of the Series D Preferred Shares, which were funded from contributions by partners of the applicable Reporting Person.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and supplemented by the addition of the following:

           (a) - (b)

           The information on the cover pages is incorporated herein by reference.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 63,480,144 Common Shares outstanding and 8,855,348 convertible common shares of the Company outstanding as of November 21, 2005 (as disclosed by the Company in its Registration Statement on Form S-3 dated November 23, 2005 (File No. 333-129907) as filed with the Securities and Exchange Commission on November 23, 2005, after giving effect to the mandatory exchange of all of the outstanding 375,000 shares of Series D Preferred Shares for 34,090,906 shares of Common Shares or, as applicable, convertible common shares (the "Series D Exchange")), and assuming that only those Series B Preferred Shares with respect to the relevant Reporting Person, as the case may be, are converted into Common Shares.

           Each Reporting Person may, as a result of the transactions described in the Initial Statement on Schedule 13D, be deemed to beneficially own 5,004,147 Common Shares by virtue of Reservoir Partner's and Reservoir Capital Master Fund's ownership of 1,189,683 and 200,133 Common Shares, respectively, issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares (assuming conversion of all Series B Preferred Shares held by such persons at a conversion price of $11.43); 2,048,470, 278,187, 175,818 and 896,545 Common
Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; 7,500 Common Shares (5,000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Group; 150,350 Common Shares held by Reservoir Master Fund. Each of the Reporting Persons may have the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 6.7% of the outstanding total Common Shares, assuming conversion of all Series B Preferred Shares held by the Reporting Persons at a conversion price of $11.43.

           Pursuant to the terms of the Series B Preferred Shares as set forth in Section 7(d) of the Description of Stock for the Series B Preferred Shares, the conversion price of the Series B Preferred Shares was adjusted as of September 30, 2005 to $13.18. Giving effect solely to the issue and sale by the Company of 8,843,500 Common Shares on October 7, 2005 and the issue and sale by the Company of 375,000 shares of Series D Preferred Shares on October 7, 2005, pursuant to the terms of the Series B Preferred Shares as set forth in Section 7(b) of the Description of Stock for the Series B Preferred Shares, the conversion price of the Series B Shares as of September 30, 2005 would be adjusted to $11.43.

           (c)   See Item 3 above.

           (d)   None.

           (e)   Not applicable.


Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1. Joint Filing Agreement, dated November 23, 2005, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund, L.P. and RMF GP, LLC.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: November 23, 2005

                                   Reservoir Capital Group, L.L.C.

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Partners, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Master Fund, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Master Fund II, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Investment Partners, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   RCGM, LLC
                                   (f/k/a Reservoir Capital Management, L.L.C.)

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Master Fund, L.P.
                                   By: RMG GP, LLC, its sole general partner
                                   By: Reservoir PCA Fund, L.P., its sole
                                   managing member
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir PCA Fund, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   RMF GP, LLC
                                   By: Reservoir PCA Fund, L.P., its sole
                                   managing member
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                  Schedule I

        Control Persons and Executive Officers of the Reporting Persons

           The names, present principal occupations and business addresses of the control persons and executive officers of RCGM and Reservoir Group are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. Reservoir Group is the general partner and control person of Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment.

RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Managing Member of Reservoir Capital Group, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer and Senior Managing Member

Craig A. Huff
President and Managing Member

Harlan B. Korenvaes
Managing Member and Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

Bruce Barnes
Managing Member and Chief Operating Officer

RESERVOIR CAPITAL GROUP, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer

Craig A. Huff
President

Harlan B. Korenvaes
Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

Bruce Barnes
Chief Operating Officer

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement, dated November 23, 2005, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund, L.P. and RMF GP, LLC.